Exhibit 99.1

GDS to Hold Annual General Meeting and Additional Shareholders Meetings on June 5, 2023

SHANGHAI, China, May 8, 2023 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that it will hold an Annual General Meeting of Shareholders (the “AGM”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 5, 2023 (which is 4:00 a.m. (Eastern Time) on June 5, 2023). A meeting of the holders of the class A ordinary shares (the “Class A Shareholders Meeting”) will be at the same place at 5:00 p.m. (China Standard Time) on June 5, 2023, a meeting of the holders of the preferred shares (the “Preferred Shareholders Meeting”) will be at the same place at 5:30 p.m. (China Standard Time) on June 5, 2023, and a meeting of the holders of the class B ordinary shares (the “Class B Shareholders Meeting” and, together with the Class A Shareholders Meeting and the Preferred Shareholders Meeting, collectively, the “Shareholders Meetings”) will be at the same place at 6:00 p.m. (China Standard Time) on June 5, 2023. The notices of the above meetings have been dispatched.

Holders of the Company’s ordinary shares and Series A convertible preferred shares listed in the register of members of the Company at the close of business on May 22, 2023 (China Standard Time) are entitled to receive notice of, and vote at, the AGM, their relevant Shareholders Meeting(s) and/or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of the Company’s ADS program. Holders of ADSs at the close of business on May 22, 2023, New York time will be able to instruct JPMorgan as to how to vote the Class A ordinary shares represented by such ADSs.

Copies of the Notices of the AGM and the respective Shareholders Meetings, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statements and the Proxy Cards are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com, on the SEC's website at www.sec.gov and HKEX's website at http://www.hkexnews.hk.

Additional Information About Proposal 1 at each of the AGM and the Shareholders Meetings

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 77,935,840 ordinary shares (comprising 18,457,504 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 59,478,336 Class B ordinary shares owned by him or his associates), representing 5.0018 per cent. of the Company’s total issued share capital as of the date of this press release.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to beneficially own not less than 5% of the then issued share capital of the Company on an as-converted basis (the “Threshold”), the Class B ordinary shares are entitled to cast 20 votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares (the “Class B Shares Entitlement”). All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Threshold.

Reference is made to the Company’s annual report on Form 20-F for the year ended December 31, 2022, Mr. Huang has in the past entered into certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 30,457,504 ordinary shares beneficially owned by him (the “Subject Ordinary Shares”), which transactions he originally entered into between May 2020 and June 2022, will expire between June 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the Subject Ordinary Shares1 to the counterparties (i.e. a physical settlement), his beneficial ownership interest in the Company’s total issued share capital would decrease to approximately 2.8%, which is below the Threshold and would trigger an automatic conversion event where all of the remaining Class B ordinary shares held by Mr. Huang will automatically convert into Class A ordinary shares in accordance with Article 9(a)(ii)(B) of the existing Articles of Association.

This will constitute a “change of control” of the Company as Mr. Huang will no longer enjoy the Class B Shares Entitlement and therefore no longer be classified as a controlling shareholder of the Company. A change of control would have potentially material and adverse consequences on the Company, including but not limited to implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, as applicable. The Board (including the Independent Directors) has considered the consequences of the potential automatic conversion of all of Mr. Huang’ s Class B ordinary shares and determined that it is not in the interests of the Company’s shareholders as a whole if Mr. Huang ceased to be the controlling shareholder of the Company, particularly due to the potential consequential PRC national security review and anti-monopoly merger filing considerations upon such change of control event and the potential adverse impact to the Group’s operation in the PRC due to such review and filing. In addition, a change of control of the Company would also materially adversely affect the Company in a commercial operation perspective as the lenders under certain facility agreements have the right to demand early repayment and customer agreements entered into the Group may be early terminated as such agreements contain change of control clauses.

In order to mitigate the aforementioned risk of a potential change of control, including as a result of the physical settlement of the Subject Ordinary Shares or any further share issues by the Company in future, at the AGM and the Shareholders Meetings the Board is seeking the shareholders’ approval to reduce the Threshold, from not less than five per cent. (5%), to not less than two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, the thresholds for Mr. Huang’ s beneficial ownership specified in the following sections of the Company’s Articles of Association:

(i)	in the definition of “Automatic Conversion Event,” below which threshold the Class B ordinary shares shall automatically convert into Class A ordinary shares, and

(ii)	in Article 86(4)(A), and other relevant articles in the Articles of Association, below which threshold the holders of the Class B ordinary shares shall cease to have the right to nominate five (5) Directors (one of which is intended to be Mr. William Wei Huang) for appointment as Directors of our Company.

1 If any Class B ordinary shares are to be transferred as part of such physical settlement, such Class B ordinary shares shall be converted into Class A ordinary shares in accordance with the Articles of Association prior to the settlement.

The effect of the above exclusion of certain events of share issue from the denominator will allow the Company to conduct further share issues and equity and convertible financings as well as providing equity incentive to its employees in future without the issue of shares constituting an Automatic Conversion Event, with the implications set out above, thereby granting the Company greater flexibility in fulfilling its future financing needs. On the basis that all of the Subject Ordinary Shares will be physically settled, Proposal 1 at each of the AGM and the Shareholders Meetings is being adopted by the shareholders and based on the Company’s total issued share capital as of the date of this press release, Mr. Huang’s aggregate voting power with Class A and Class B ordinary shares voting on a 1:1 basis and 1:20 basis respectively is expected to be approximately 2.90% and 37.43%.

Upon consideration, the Board (including the Independent Directors) proposes these amendments to the Articles of Association in order to maintain the continuity of the Company’s existing corporate governance structure and to thereby avoid triggering a change of control and all of the aforementioned consequences that would not be in the Company’s best interest. Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 18,457,504 Class A ordinary shares in the form of ADSs and 59,478,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the AGM and the Class A Shareholders Meeting.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited